Peerless Public Safety Solutions Inc

ANNUAL REPORT

14321 Winter Breeze Drive Ste 87

Midlothian, VA 23113

0

https://peerlessps.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Facing competing priorities and economic challenges, public service organizations, more than ever must be able to justify their expense by providing transparency and accountability. Peerless Public Safety Solutions provides an array of software products, giving public service subject matter experts the tools to efficiently manage and administrate all aspects of public safety, helping complete the mission while providing transparency and budgetary oversight.

Peerless Public Safety Solutions, Inc was initially organized as Peerless Public Safety LLC, a Virginia limited liability company on October 19, 2019 and converted to a Virginia corporation on May 13, 2021. Peerless is pre-revenue and in the early stages of marketing and business development.

Previous Offerings

No previous offerings

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The funds from this campaign are important in executing the company's business, plan but not critical to the company's existence. With founder contributions, Peerless Public Safety Solutions will be able to operate for no less than 24 months.

Foreseeable major expenses based on projections:

Facilities –

Peerless Public Safety Solutions located in Cumberland, VA will relocate to a more central location in the Richmond Metro Area. Peerless Public Safety Solutions will secure reasonable commercial office space to accommodate current staff and infrastructure. New office space will also accommodate moderate future growth

Equipment –

To support our goals and business plan, Peerless Public Safety Solutions will need a significant server, computer and IT infrastructure to support our ongoing operations.

Peerless Public Safety Solutions HQ Equipment

• R240 1RU Server's (Intel)

• MX I/O Switching Modules

• TZ600 Advanced Gateway Security Suite

• Dell EMC PowerStore 500's

• Dell 27 Monitor - S2721HSX

• Precision 5550 Workstations

• Xerox WorkCentre 6515/DN Color Duplex Network Laser Printer - Multifunction

Software Licenses

• Dell SmartFabric Director (Server Management)

• Microsoft Office 365 Suites (Document and data processing)

• Adobe (Document and data processing)

Sales, Support and Development Teams -

Peerless Public Safety Solutions will hire and utilize a full-time sales force to reach our projected goals. Our sales team will leverage contacts and relationships within the U.S Fire, Police, and public safety services gained through Peerless Public Safety Solutions founders and potential partnerships. An aggressive sales plan (Phase 1) will span years 1 and 2 where Peerless Public Safety Solutions will target 10% of the 35,000+ public safety organizations across the United States. Phase 2 will target private organizations and businesses. Peerless Public Safety Solutions sales force will be responsible for traction in gaining yearly subscription contracts to software and software solutions.

Peerless Public Safety Solutions will hire support and development teams to support current and future clients, as well as support future growth features and projects.

We project Peerless Public Safety Solutions will need to hire additional Software Developers and sales teams to facilitate growth.

Future operational challenges:

Inability to reach targeted client and customer base due to targeted government agency budgetary constraints.Inability to support customer base due to exponential growth with software support contraints.

Future challenges related to capital resources:

We anticipate the need for additional developers to take on larger projects. Additional capital may need to be raised for large projects such as future software packages and services.

Future milestones and events:

Gaining traction in our market with larger municple jurisdictions that have a tendacy to impact decisions of smaller surrounding jurisdictions. Peerless has other software suites and software as services under development that will allow Peerless to diversify by offering organizations the ability to cover all aspects of data management.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $8,980.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Peerless has a line of credit in the form of a MasterCard credit card issued by Truist Financial Corporation

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jay Scales

Jay Scales's current primary role is CEO of Peerless Public Safety Solutions

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: October 01, 2019 - Present

Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Peerless Public Safety Solutions. This includes responsibility for all components and departments. It is also the responsibility of the CEO to ensure that the organization's leadership maintains a constant awareness of both the external and internal competitive landscape, opportunities for expansion, customer base, markets, new industry developments and standards. The initial salary for this position is $90,000 with equity compensation of 70%.

Position: Lead developer / CTO

Dates of Service: October 01, 2019 - Present

Responsibilities: Responsible for all technical aspects of websites, including performance issues such as speed, security and approved site content. Assist in planning, development, tests, edits, maintain documents & control content, look and flow of new or existing applications. Determine or help determine the most effective database design or site component programming and assists in scheduling upgrades and changes. Analyzing and scanning for new or existing systems and programs and develop or recommend new or existing process modifications for security requirements. The initial salary for this position is $70,000 with no equity compensation. This position is currently held by the CEO of Peerless Public Safety Solutions.

Other business experience in the past three years:

Employer: Richmond Fire Department Va

Title: Firefighter/EMT, Web systems engineer (Fire Admin)

Dates of Service: May 01, 2007 - March 18, 2022
Responsibilities: Firefighting and emergency medical services to the city and visitors of the City of Richmond. Maintain, design, implement and maintain logistics management systems used by Richmond Fire Department.

Name: Richard Lewis

Richard Lewis's current primary role is with Richmond Fire Department Va. Richard Lewis currently services 56 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer (COO)

Dates of Service: October 01, 2019 - Present

Responsibilities: To handle the day-to-day administration and operation of Peerless Public Safety Solutions. Provide leadership, management and vision to ensure that Peerless Public Safety Solutions has effective people, operational controls. A crucial member of the executive team responsible for ensuring customer delivery quality and will oversee a wide range of business activities across multiple areas. The initial salary for this position is $80,000 with equity compensation of 20%.

Other business experience in the past three years:

Employer: Richmond Fire Department Va

Title: Battalion Chief

Dates of Service: January 01, 2001 - Present
Responsibilities: Oversee and manage a battalion consisting of a geographical area of fire stations and personnel. Manage fire ground operations and personnel.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jay Scales

Amount and nature of Beneficial ownership: 52,000,000

Percent of class: 52.0

Title of class: Common Stock

Stockholder Name: Richard Lewis

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jay Scales

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $750 contribution

Material Terms: Loan at 0% interest until fully funded funded.

Name of Entity: Richard Lewis

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $60 loan for marketing and equipment.

Material Terms: Loan at 0% interest until fully funded.

OUR SECURITIES

Common Stock

The amount of security authorized is 500,000,000 with a total of 100,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Logistics One. Delays or cost overruns in the development of our Logistics One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder’s shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Peerless Public Safety Solutions was formed on 10/01/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Peerless Public Safety Solutions has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Peerless Public Safety Solutions is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Peerless Public Safety Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Peerless Public Safety Solutions could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Peerless Public Safety Solutions Inc

By /s/Jay Scales

Name: Peerless Public Safety Solutions Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Peerless Public Safety Solutions Financials 2020-2021 (Unaudited)

	2021	2020
Total Assets	$ -	$ -
Total Liabilities	$ -	$ -
Revenue/Sales	$ -	$ -
Operating Expenses	$ (4,720.00)	$ (2,320.00)
Operating Activities	$ (850.00)	$ (1,000.00)
Cash and Cash Equivalents	$ -	$ -
Common Stock Investments	$ 8,737.57	$ -
Shareholder Contributions	$ 1,000.00	$ 2,700.00
Accounts Receivable	$ -	$ -
Short-term Debt	$ (8,506.21)	$ -
Long-term Debt	$ -	$ -
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ -	$ -
Net Income	$ (4,338.64)	$ (620.00)

I, Jay Scales as principle of the business, certify these 2020-2021 financials to be up to date and correct.

Jay Scales Jr

Jay Scales

CERTIFICATION

I, Jay Scales, Principal Executive Officer of Peerless Public Safety Solutions Inc, hereby certify that the financial statements of Peerless Public Safety Solutions Inc included in this Report are true and complete in all material respects.

Jay Scales

CEO